Exhibit 4.1(b)

Kraft Foods Inc.

Terms of Notes Schedule

(material details)

The Company issued two (2) 4% Notes due 2008 with an aggregate principal amount of $700,000,000 and two (2) 5¼% Notes due 2013 with an aggregate principal amount of $800,000,000. Specimen of the Notes is filed as Exhibit 4.1(a) hereto.

The material details of the Notes are set forth below:

Quantity of Notes	Tranche	Principal Amount		CUSIP
2	4% Notes due 2008	1.	$400,000,000	50075N AK 0
		2.	300,000,000
	Total:		$700,000,000

2	5¼% Notes due 2013	1.	$400,000,000	50075N AL 8
		2.	400,000,000
	Total:		$800,000,000